SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On September 7, 2023, Nano Dimension Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-appoint Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting;

Proposal No. 2

To approve the re-election to serve as directors of Nano Dimension Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Nano Slate”, as Class III directors until the third annual general meeting of shareholders following such re-election and until he or she ceases to serve in office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier: Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi;

OR

To approve the election to serve as directors of Nano Dimension Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Murchinson Slate”, as Class III directors until the 2026 annual general meeting of Nano’s shareholders following such initial election and until he or she ceases to serve in office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier: Robert Pons, Phillip Borenstein and Karen Sarid;

Proposal No. 3	To amend article 39 of the Company’s amended and restated articles of association;

Proposal No. 4	To amend article 42 of the Company’s amended and restated articles of association;

Proposal No. 5	To approve the removal of Mr. Yoav Stern from the Board of Directors;

Proposal No. 6	To approve the removal of Mr. Igal Rotem from the Board of Directors;

Proposal No. 7	To approve the removal of Mr. Amit Dror from the Board of Directors;

Proposal No. 8	To approve the removal of Mr. Simon Anthony-Fried from the Board of Directors.

Proposal No. 9	To approve the removal of Mr. J. Christopher Moran from the Board of Directors; and

Proposal No. 10	To approve the removal of Mr. Ron Elazar Kleinfeld from the Board of Directors.

Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2022.

At the Meeting, a quorum was present. The shareholders of the Company approved Proposals Nos. 1, 2 (Nano Slate), and 4 as originally proposed. The shareholders of the Company rejected Proposals Nos. 3 and 5 through 10.

The Company notes that the Murchinson group attempted to intervene with the results of the vote by filing a lawsuit with a motion for temporary relief with the Israeli court. Their actions were aimed at disqualifying certain valid votes from the Company’s ADS holders. Following a hearing held on September 5, 2023, the court dismissed the motion for temporary relief and ruled that there was no basis for interfering with the voting results of the ADS holders through such a motion. The Company embraces the court's decision to reject the Murchinson group's improper attempt to manipulate the shareholders meeting's results and invalidate valid votes of ADS holders. The Company is committed to safeguarding the interests of all ADS holders and ensuring their right to vote in a fair and equitable manner.

On September 7, 2023, the Company issued a press release titled “Nano Dimension Shareholders Re-Elect All Company Director Nominees at 2023 Annual Meeting,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K, with the exception of the press release, attached hereto as Exhibit 99.1, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on September 7, 2023, titled “Nano Dimension Shareholders Re-Elect All Company Director Nominees at 2023 Annual Meeting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 7, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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